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FILE NO. 82-3919

[redacted]

03007100

February 21, 2003

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Interim Consolidated Results Financial Summary (April 1, 2002 to September 30, 2002)

With kind regards,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 3/6

FILE NO. 82-3919

Bandai

Interim Consolidated Results
Financial Summary

(April 1, 2002 to September 30, 2002)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

November 7, 2002

Financial Statements (Consolidated)

For the interim period ended September 30, 2002

BANDAI CO., LTD.	Stock Exchange: Tokyo Stock Exchange (TSE)
Stock Code: 7967	Head office: Tokyo, Japan
(URL http://www.bandai.co.jp)	
Representative:	Takeo Takasu President and Chief Operating Officer
Person to contact:	Yusuke Fukuda General Manager, President's Office TEL:03-3847-5005
Date of the Meeting of the Board of Directors:	November 7, 2002
Adoption of U.S. G.A.A.P:	No.

All data in millions of yen, rounded down, except dividends, per-share amounts and percents.

1. Business Results for the Interim Period Ended September 30, 2002

(1) Consolidated Operating Results

(In millions of yen, rounded down-except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2002	113,850	3.2%	13,247	18.4%	13,525	14.7%
Interim Period Ended September 30, 2001	110,321	7.2%	11,184	17.0%	11,789	20.4%
Fiscal Year Ended March 31, 2002	227,930		20,764		21,992	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Interim Period Ended September 30, 2002	7,074	27.1%	144.65 yen	144.44 yen
Interim Period Ended September 30, 2001	5,564	(28.8)%	113.78 yen	-
Fiscal Year Ended March 31, 2002	10,643		217.62 yen	-

Notes: 1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
- Interim period ended September 30, 2002: 215 million yen
- Interim period ended September 30, 2001: 154 million yen
- Fiscal year ended March 31, 2002: 381 million yen

2) Average number of outstanding shares during the fiscal period (Consolidated):
- Interim period ended September 30, 2002: 48,904,287 shares
- Interim period ended September 30, 2001: 48,902,703 shares
- Fiscal year ended March 31, 2002: 48,910,159 shares

3) Changes in accounting procedure: none

4) All percents represent changes compared with the prior interim period ended September 30, 2001.

BANDAI

(2) Consolidated Financial Position

(In millions of yen, rounded down-except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Interim Period Ended September 30, 2002	194,942	111,470	57.2%	2,279.36 yen
Interim Period Ended September 30, 2001	198,374	112,288	56.6%	2,295.27 yen
Fiscal Year Ended March 31, 2002	197,424	107,304	54.3%	2,194.16 yen

Notes: Total number of issued shares at the end of the fiscal period (Consolidated):

Interim period ended September 30, 2002: 48,904,249 shares
Interim period ended September 30, 2001: 48,921,856 shares
Fiscal year ended March 31, 2002: 48,904,854 shares

(3) Consolidated statement of cash flows

(In millions of yen, rounded down-except where noted)

	Net cash provided by operating activities	Net cash provided by investment activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the fiscal period
Interim Period Ended September 30, 2002	9,719	(810)	(2,993)	50,021
Interim Period Ended September 30, 2001	13,556	(6,996)	(11,697)	36,378
Fiscal Year Ended March 31, 2002	26,568	(6,815)	(18,760)	45,005

(4) Matters concerning the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out.

- Number of consolidated subsidiaries: 27
- Number of non-consolidated subsidiaries as to investments in which the equity method of accounting has been carried out: 0
- Number of affiliated companies as to investments in which the equity method of accounting has been carried out: 2

(5) Changes of the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out:

Consolidated subsidiaries: (Newly included) 0
(Excluded) 2

Companies as to investments in which the equity method of accounting has been carried out:
(Newly included) 0
(Excluded) 0

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003)

(In millions of yen, rounded down-except where noted)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2003	230,000	24,500	12,500

Reference: Projected net income per share for fiscal year 2002 (Fiscal year ending March 31, 2003): 255.60 yen

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they are publicized, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments and market trends.

I. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of Bandai Co., Ltd., as well as 43 subsidiaries and 3 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines and software, amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of DVD and video software and other visual and musical works and network content, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area.

Business Area	Sales category	Region	Major companies
Toys and Amusement Area	Toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prizes, operation of amusement facilities, network content, etc.	Domestic	Bandai Co., Ltd.(the Company), Banpresto Co., Ltd., Megahouse Corp., Yutaka Co., Ltd., Bandai Networks Co., Ltd., Seika Co., Ltd., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Banpresoft Co., Ltd., Plex Co., Ltd., Sunlink Co.,Ltd., Happinet Corp. and 5 other companies (18 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., Bandai U.K. Ltd., Bandai España S.A., Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., BHK Trading Ltd., BANDAI INDUSTRIAL CO.,LTD., Bandai Pte. Ltd. (*1) and 4 other companies (13 companies in total)
Media Area	Visual software, animation, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 5 other companies (7 companies in total)
		Overseas	Bandai Entertainment Inc. and 1 other company (2 companies in total)
Other Areas	Transportation and warehousing of products, maintenance and sale of automobiles, leasing, real estate management, printing, advertising agency business, etc.	Domestic	Bandai Logipal Inc., Banalex Corp., Artpresto Co., Ltd., Bandai Automobile Co., Ltd., Sotsu Agency Co., Ltd. and 1 other company (6 companies in total)
		Overseas	1 company (1 company in total)

*1 Inactive as of September 30, 2002

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales
Toys and Amusement Area
<Japan>
Megahouse Corp.
Bec Co.,Ltd.
Banpresoft Co.,Ltd.
Plex Co.,Ltd.
Seeds Co.,Ltd.
Bandai Co.,Ltd. (the Company)
Banpresto Co.,Ltd.
Yutaka Co.,Ltd.
Bandai Networks Co.,Ltd.
Seika Co.,Ltd.
Banwave Co.,Ltd.
Sunlink Co.,Ltd.
Happinet Corp.※
<North America>
Bandai America Inc.
<Europe>
Bandai S.A.
Bandai U.K.Ltd.
Bandai Espana S.A.
<Asia>
Bandai (H.K.)Co.,Ltd.
Banpresto(H.K.)Ltd.
BHK Trading Ltd.
BANDAI INDUSTRIAL CO.,LTD.
Media Area
<Japan>
Sunrise Inc.
Bandai Visual Co.,Ltd.
<North America>
Bandai Entertainment Inc.
Other Areas
<Japan>
Bandai Logipal Inc.
Banalex Corp.
Artpresto Co.,Ltd.
Bandai Automobile Co.,Ltd.
Sotsu Agency Co., Ltd.※
Customers and Consumers

Note: No mark Consolidated subsidiaries
※ Affiliated companies accounted for by the equity method.

———	Products and Services
········	Part and Components
-·-·-·-	Planning

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down - except where noted)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Taito-ku, Tokyo	2,182	Media	67.3 (0.8)	Planning, creation and sale of visual software, etc. A: 0 B: 0	(Notes) 5,8
Banpresto Co., Ltd.	Taito-ku, Tokyo	3,020	Toys & amusement	52.3 (0.1)	Manufacture and sale of game software, amusement equipment, etc. A: 0 B: 0	(Notes) 4,5,7
Megahouse Corp.	Taito-ku, Tokyo	1,520	Toys & amusement	100.0	Selling products, etc. to Bandai. A: 2 B: 1	
Yutaka Co., Ltd.	Taito-ku, Tokyo	480	Toys & amusement	100.0	Supplied with components by Bandai A: 3 B:2	
Sunrise Inc.	Suginami-ku, Tokyo	32	Media	99.6 (7.6)	Planning and creation of animation A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	586	Toys & amusement	85.3	Providing content for advanced function mobile phones A: 4 B: 1	
Seika Co., Ltd.	Chiyoda-ku, Tokyo	205	Toys & amusement	58.6	Planning, development and sales of stationery and miscellaneous goods. A:2 B: 2	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other areas	43.2	Mainly transportation and warehousing of Bandai's products A: 0 B: 0	(Notes) 3,5,8
Banalex Corp.	Shinjuku-ku, Tokyo	1,305	Other areas	100.0	Leasing office equipment, etc. to Bandai and Banpresto Co., Ltd., etc. A: 4 B:3	
Banwave Co., Ltd.	Taito-ku, Tokyo	200	Toys & amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd.. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Toys & amusement	100.0	Development of Bandai's products A: 3 B: 1	
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toys & amusement	100.0	Mainly manufacture of Bandai's products A: 2 B: 1	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai Co., Ltd. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

BANDAI

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down - except where noted)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	200	Toys & amusement	100.0 (100.0)	Planning and development of Banpresto's products A:0 B:0	
Plex Co., Ltd.	Shinjuku-ku, Tokyo	40	Toys & amusement	100.0	Planning and development of Bandai's products A: 3 B: 1	
Artpresto Co., Ltd.	Taito-ku, Tokyo	30	Other areas	100.0 (55.0)	Planning and designing various printed materials for Bandai and Banpresto Co., Ltd., etc. A:1 B:0	
Bandai Automobile Co., Ltd.	Katsushika-ku, Tokyo	30	Other areas	100.0 (100.0)	Maintenance of automobiles of Bandai Logipal A: 0 B: 0	(Note) 3
Sunlink Co., Ltd.	Bunkyo-ku, Tokyo	480	Toys & amusement	95.6 (1.0)	Mainly sale of Bandai's products A: 1 B: 1	
Bandai America Inc.	California, U.S.A.	US$ 24.6 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	(Note) 4
Bandai Entertainment Inc.	California, U.S.A.	US$ 0.1 million	Media	100.0 (100.0)	Planning, creation, sale and copyright management of video software A: 3 B: 2	
Bandai S.A.	Saint-Ouen-l'Aumone, France	Euro 9 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
Bandai U.K. Ltd.	Southampton, UK	Stg.£ 16 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	(Note) 4
Bandai Espana S.A.	Madrid, Spain	Euro 4.808 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
Bandai (H.K.)Co.,Ltd.	Central, Hong Kong	HK$ 103 million	Toys & amusement	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 6 B: 5	
Banpresto (H.K.)Ltd.	New Territories, Hong Kong	HK$ 32 million	Toys & amusement	100.0 (100.0)	Management of production of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK TRADING LTD.	Central, Hong Kong	HK$ 7 million	Toys & amusement	100.0 (100.0)	Exchange control for import/export of products for Bandai. A: 4 B: 3	
BANDAI INDUSTRIAL CO., LTD.	Chacheong-sao, Thailand	Baht 150 million	Toys & amusement	99.3	Manufacture of toys for Bandai and its domestic subsidiaries A: 4 B: 4	

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down - except where noted)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
Bandai Pte.Ltd.	Anson Road, Singapore	S$ 0.1 million	Toys & amusement	100.0	—	(Note) 9
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751	Toys & amusement	22.4 (0.5)	Mainly sales of Bandai's products A: 0 B: 0	(Notes) 5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	192	Other areas	20.4	Advertising agency business and copyright business planning and development A: 0 B: 0	

Notes 1) In "Main business" column, the name of the relevant type-of-business segment is given.
2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership (amounts outside parentheses include both direct and indirect ownership).
3) Although 50% or less of the equity is owned, the company in question is classified as a subsidiary, because it is effectively controlled by Bandai.
4) These companies are "tokutei kogaisha" (specified subsidiaries).
5) These companies file their "yuka shoken houkokusho" (securities reports) with the Minister of Finance.
6) The company in question is listed on the Tokyo Stock Exchange, first section.
7) The company in question is listed on the Tokyo Stock Exchange, second section.
8) The company in question is traded over the counter(JASDAQ).
9) The company in question is inactive as of September 30, 2002.

II. Management Policy

A. Fundamental policies

Our corporate philosophy is to pursue growth as an enterprise that is dedicated to providing enjoyment and fulfilling the dreams of customers worldwide. Under the corporate slogan *Dream Creation* we are striving to meet these goals:

1 Shareholder satisfaction
To maximize shareholder value, by fulfilling shareholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

2 Customer satisfaction
To contribute to an affluent society and a rich culture, by developing products and services that meet the needs of the age.

3 Full activation of employee resources
Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise their morale and improve their skill levels.

4 Social harmony
As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

5 Innovative management
To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

During this period under the key phrase *Try first, – aim for number one entertainment provider!,* we have been continuing to restructure the Group for corporate strength on the two pillars of profitability and efficiency, and at the same time aggressively pursuing business expansion overseas and in new business areas.

B. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have made the implementation of stable dividends an important part of our management plan. In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

C. Management performance targets

We have set specific ROA targets for measuring performance over the medium term. Our medium-term plan launched in April 2000 prioritizes profitability and efficiency, and is enabling us to build a stronger, more stable business foundation through the efficient use of all corporate assets at all times. An ROA target of 8.0% was set for the fiscal year ending March 31, 2003, the last year of the current plan. However, we have achieved a consolidated ROA of 10.9% one year earlier in this fiscal year, through comprehensive implementation of profitability and efficiency policies throughout the entire group. We will continue to improve ROA, targeted at 11.5% for the fiscal year ended March 31, 2002, with even higher levels of efficiency in the future.

<Reference>
Consolidated R O A

	FY1998	FY1999	FY2000	FY2001	FY2002 Forecast
Consolidated ROA(%)	(2.1)	3.6	7.7	10.9	11.5


%
15.0
10.0
5.0
0.0
(5.0)
FY1998
FY1999
FY2000
FY2001
FY2002
Forecast

D. Management strategies for the medium and long term

Our medium-term plan is for the three years from April 2000 through March 2003. This plan is founded on the prioritization of profitability and efficiency, as well as consolidated management conducted under the key themes of selection and concentration and separation of management and business execution.

Throughout our medium- and long-term plans we have continued to strive to become number one in a wide range of markets centered on our mainstay character merchandising. Under our current medium-term plan, our fundamental policies are geared to enabling us to become the top entertainment provider in the toys and lifestyle products, amusement and game software, media, hand-held game and network business areas. We are also committed to aggressively developing new areas of business and to entering new markets of toys and services through alliances and mergers and acquisitions with companies that boast leading-edge technologies, expertise and superior entertainment content.

Our strategies for the medium term are intensive development of the network business area, promotion of second-stage global character merchandizing, and original character creation. Specifically, in the network business area we established two new companies, Bandai GV Co.,Ltd.(October 2001) entering the online game market, and Bandai Channel Co., Ltd. (March 2002) for planning and development of broadband content, to join Bandai Networks Co., Ltd. (September 2000) which provides content for advanced-function mobile phones. In the international market we are successfully expanding as our characters from the *Power Rangers, Digimon* and *Gundam* series gain wide-spread popularity and we deploy a full array of toys, game software and video software. In addition we are investing in Tsukuda Original Co., Ltd.(July 2002), to enhance our toys business. Overall Bandai continues with restructuring of the entire Group for corporate strength as an ongoing endeavor.

E. Management organization policy

To enhance corporate governance and to ensure fair and highly transparent management processes we have introduced an operating officer system and are working for greater clarification of roles and responsibilities and timelier decision-making. We have also established a human resources committee to deliberate from a neutral and objective position on matters of personnel and compensation of the directors of Bandai and the representative directors of the Group and a compliance committee to monitor and supervise important matters concerning compliance to make our managerial system stronger and healthier.

F. The challenge for Bandai Group

We now face complex, long-term challenges in the diversification of consumer needs, the reduction in the child population due to lower birth rates, and the requirements of environmental responsibility, particularly in product materials and recycling. We are actively addressing public concerns through comprehensive product material labeling and research in materials to allay consumer fears over product safety. In addition, in response to decreasing child population levels we are broadening the age range of our customer base and expanding into the international market. We are moving forward as a group to become the *number one entertainment provider* in all our business areas from toys to network business in this, the final year of our current medium-term plan.

III. Performance and Financial Status

1. Performance

A. Results

Overview:

(In millions of yen, rounded down-except where noted)

	Net Sales	Operating Income	Recurring Income	Net Income	Net Income per share
Interim period ended September 30, 2002	113,850	13,247	13,525	7,074	144.65 yen
Interim period ended September 30, 2001	110,321	11,184	11,789	5,564	113.78 yen
Change in %	3.2%	18.4%	14.7%	27.1%	27.1%

In the Japanese economy during the six-month period ended September 2002, although some signs of recovery could be seen in exports and production, there was an increasing sense of uncertainty with regard to the future of the economy due to a number of factors, including the slowdown in the American economy, problems related to non-performing loans, and a sluggish stock market. Personal consumption has also been lagging, as a result of a worsening employment environment, among other factors.

Since April 2000 the major theme of selection and concentration in Bandai's medium-term plan has directed aggressive reorganization of group structure. We are also actively working toward our goal of *number one entertainment provider* on multiple fronts including the toy business and network business.

Consolidated net sales for the interim period were 113.850 billion yen, up 3.2% year on year.

Domestic operations accounted for 95.672 billion yen (up 4.2%), and overseas operations for 18.177 billion yen (down 1.7%). Consolidated operating income for the interim period was 13.247 billion yen, up 18.4% year on year, recurring income was 13.525 billion yen, up 14.7%, and higher profitability was also reflected in an operating income margin of 11.6%, a 1.5 point increase. Consolidated net income for the interim period was 7.074 billion yen, up 27.1%.

Interim dividends were fixed at 15 yen per share, in accordance with the policy on distribution of dividends.


(In millions of yen)
Net Sales
150,000
100,000
50,000
0
(FY)
2000 Interim
2001 Interim
2002 Interim


(In millions of yen)
Income
15,000
10,000
5,000
0
(FY)
2000 Interim
2001 Interim
2002 Interim
Operating Income
Recurring Income
Net Income

Performance by business area:

(In millions of yen, rounded down)

	Net sales				Operating income			
	Interim Period ended Sept. 30,2002	Interim Period ended Sept. 30, 2001	Increase (decrease)		Interim Period ended Sept.30, 2002	Interim Period ended Sept.30, 2001	Increase (decrease)	
Toys and amusement	98,289	93,490	4,799	5.1%	10,426	8,697	1,728	19.9%
Media	13,170	14,083	(913)	(6.5%)	3,074	2,818	255	9.1%
Other areas	6,465	6,438	26	0.4%	373	125	248	198.4%

Toys and amusement area

The toys and amusement area recorded net sales of 98.289 billion yen for the interim period, up 5.1% year on year, and operating income of 10.426 billion yen, up 19.9%. Popular domestic products included character toys for boys led by *Power Rangers (Ninpu Sentai Hurricanger)* and *Masked Rider Ryuki* and game software for *Mobile Suit Gundam* and ". hack(Dot hack)" series. Network business showed strong performance for content for advanced-function mobile phones provided by Bandai Networks Co., Ltd.

Overseas, character toys for our mainstay *Power Rangers* series focused on figures did well in both Europe and America. The increased ratio of gross profit to net sales especially contributed to profits. The business area overall achieved increased revenue and profits.

Media area

The media area's net sales for the interim period were 13.170 billion yen, down 6.5% year on year, and operating income rose 9.1% to 3.074 billion yen. Bandai Visual's sales of DVD software contributed, led by *Mobile Suit Gundam* series such as the *Mobile Suit Gundam ZZ*, ∀ (turned A) *Gundam*, with strong loyalty from video fans, and gains in broad popularity for series such as *No Problem 2, which was released for theaters in February 2002,* and new series *Please Teacher !* and *Yukikaze.*

Sunrise's animated productions *Inu-Yasha* and *Gekito! Crush Gear Turbo* are very popular television programs, and with commercialization across Bandai Group's various business areas have become 'killer content' for Bandai. Though net sales decreased, the synergy of group operation reinforced profitability in animation content area, achieving increased operating income.

Other business areas

Sales in the other business areas were 6.465 billion yen, up 0.4% year on year, and operating income was 373 million yen, up 198.4%. These areas are comprised of companies involved in distribution, leasing, printing and other support functions for the Bandai Group. Efforts in increasing trading volumes and improving operational efficiency resulted in increased net sales and operating income.

<Reference>
Performance by business area

Toys and amusement area

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	87,388	93,490	98,289
Operating Income	8,232	8,697	10,426

Media area

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	12,513	14,083	13,170
Operating Income	1,658	2,818	3,074

Other business areas

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	6,499	6,438	6,465
Operating Income	166	125	373

Performance by region:

(In millions of yen, rounded down)

	Net sales			Operating income		
	Interim Period ended Sept. 30,2002	Interim Period ended Sept. 30, 2001	Increase (decrease)	Interim Period ended Sept.30, 2002	Interim Period ended Sept.30, 2001	Increase (decrease)
Japan	97,420	93,306	4,114	11,815	9,824	1,990
America	12,570	13,134	(563)	1,061	1,077	(15)
Europe	4,892	5,008	(116)	710	632	77
Asia	11,316	8,970	2,345	375	249	125

Japan

Consolidated net sales for the interim period in the region were 97.420 billion yen, up 4.4% year on year, and operating income was 11.815 billion yen, up 20.3%. In the Japanese region, *Power Rangers (Ninpu Sentai Hurricanger)*, *Masked Rider Ryuki*, and other character toys for boys, as well as *Mobile Suit Gundam*, the *.hack (dot hack)* Series, and other video game software products, made significant contributions to both sales and income. In addition, the *Mobile Suit Gundam* Series DVD software marketed by Bandai Visual Co., Ltd., and the TV animations *Inu-yasha* and *Gekito! Crush Gear Turbo* have become extremely popular, demonstrating the strength of group synergy in video content. Furthermore, network operations – including content distribution services targeting mobile telephones, offered mainly by Bandai Networks Co., Ltd. – have shown strong movement.

As a result of these factors, both net sales and income have demonstrated good movement; operating income in particular has shown substantial increases, due in part to increased ratio of gross profit to net sales.

America

Consolidated net sales for the interim period in the United States and Canada were 12.570 billion yen, 4.3% down year on year, and operating income was 1.061 billion yen, down 1.4%. In the USA/Canada region, the *Power Rangers* Series, which will soon be celebrating ten years on American soil, has shown healthy movement due to aggressive promotional events and other developments.

Regarding the *Gundam* Series, now in its third year, video game software has been moving well; TV broadcasts of *Mobile Fighter G Gundam* have begun, and are capturing high viewer ratings.

Despite these positive factors, however, the effects of decreased sales for the *DIGIMON* Series, which was a major hit last year, resulted in decreased income and decreased profits for the region as a whole.

Europe

Sales for the region, which includes France, England and Spain, were 4.892 billion yen, down 2.3% year on year, and operating income was 710 million yen, up 12.3%. In France, England, Spain and other European regions, the *Power Rangers* Series – particularly the figures (dolls) – showed strong movement. Also, the fashion doll *Bratz*, a girl's character originating in the U.S., has gained a high level of popularity.

Regarding the *Digimon* Series, although these products struggled during the interim period ended September 30, 2002, a new *Digimon Series03* will be introduced; we will implement product development in a wide range of business areas, including figures (dolls) and mobile LCD toys, as well as video game

software and card games, in order to ensure a high degree of popularity.

As a result of the above factors, although net sales fell off, operating income grew thanks to improved ratio of gross profit to net sales.

Asia

Consolidated net sales for the interim period in the region were 11.316 billion yen, up 26.1% year on year, and operating income was 375 million yen, up 50.2%. This region is comprised of toy-related production companies in the Asian region (mainly Hong Kong and Thailand), which are involved in activities such as production management, material procurement, and supply of products to Bandai and its overseas sales subsidiaries.

Regarding business results, new product orders targeting Bandai in the Hong Kong district were strong, and both net sales and income moved well, resulting in increased income and profits for the region as a whole.

<Reference>
Performance by region:

Japan

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	90,571	93,306	97,420
Operating Income	9,833	9,824	11,815

America

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	9,723	13,134	12,570
Operating Income	284	1,077	1,061

Europe

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	1,794	5,008	4,892
Operating Income	(58)	632	710

Asia

(In millions of yen, rounded down)

	FY2000 Interim	FY2001 Interim	FY2002 Interim
Net Sales	8,249	8,970	11,316
Operating Income	275	249	375

B. Forecast for the whole fiscal year

(In millions of yen, rounded down)

	Net sales	Recurring Income	Net income	Net income per share	ROA (%)
Fiscal Year 2002	230,000	24,500	12,500	255.60yen	11.5
Fiscal Year 2001	227,930	21,992	10,643	217.62yen	10.9
Change in %	0.9	11.4	17.4	17.5	-

A quick recovery in employment and personal consumption will not be easy, and the current harsh business environment is expected to continue. In response Bandai Group is thoroughly implementing the principles of profitability and efficiency as mandated in our medium-term plan, now in its last year. At the same time we are moving ahead with diversifying our overseas business, focusing on character merchandizing, and aggressively expanding business through new business ventures, led by the network business area.

In Japan we are aggressively developing a broad range of products with our popular branded characters, led by *Mobile Suit Gundam, Power Rangers(Ninpu Sentai Hurricanger)*and *Masked Rider Ryuki* series, including toys and amusements, video game software, products for vending machines, candy toys and apparel. We have also taken on the challenge of starting up new businesses, and we are working to expand this business field. Examples of these operations include the new fee-based online game "Fortress" offered by Bandai GV Co., Ltd., and the startup of distribution of high value-added content by Bandai Channel Co., Ltd., using entertainment elements that only the Bandai Group is capable of offering.

In our overseas markets we will be following the success of our three major series characters Power Rangers, Digimon and Gundam with new developments such as our girl-oriented Hello Kitty and Strawberry Shortcake. We will also be doing test marketing of non-toy products such as products for vending machines, candy toys and apparel to build sales volumes through new characters and items.

As a result of our efforts on these fronts, we anticipate consolidated net sales for the whole fiscal year to reach 230 billion yen, up 0.9% year on year, a record recurring income of 24.5 billion yen, up 11.4%, and net income of 12.5 billion yen, up 17.4%. In addition annual dividends of 30 yen per share are planned, including an interim dividend of 15 yen per share.

“Caution Relating to Results Projections”
The above projections are based on the information currently available to management, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results may differ materially from these projections for a variety of reasons, including changes in business environments, market trends and exchange rate fluctuations relevant to the business of Bandai and Bandai Group.

2. Financial status: overview

(In millions of yen, rounded down)

	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Increase (Decrease)	Fiscal Year ended March 31, 2002
Cash flows from operating activities	9,719	13,556	(3,837)	26,568
Cash flows from investing activities	(810)	(6,996)	6,186	(6,815)
Cash flows from financing activities	(2,993)	(11,697)	8,704	(18,760)
Cash and cash equivalent at the end of the period	50,021	36,378	13,643	45,005

Cash flows during the Interim period:

Cash and cash equivalents (the "fund") on a consolidated basis increased by 5.016 billion yen to account for 50.021 billion yen.

(Cash flows from operating activities)

The fund obtained by operating activities decreased by 3.837 billion yen compared with the corresponding period of last year, and changed to 9.719 billion yen. This is mainly due to an increase in the amount of income and other taxes paid, a decrease in the accounts payable and an increase in advances, both included in "Other", although an increase in net income before income taxes and a decrease in notes and accounts receivables-trade exceeded those for the corresponding period of last year.

(Cash flows from investing activities)

The fund outlaid by investing activities decreased by 6.186 billion yen compared with the corresponding period of last year, and changed to 810 million yen. This is because the term of a repurchase transaction agreement for the prior fiscal year expired and "Proceeds from collection of loans receivable" increased while "Payments for furnishing loans receivable" decreased, since there was no purchase of the repurchase transaction agreement.

(Cash flows from financing activities)

Funds used in financing activities were down to 2.993 billion yen, 8.704 billion less than the corresponding period of last year. This is because the amount of payment decreased as the balance of loans payable decreased.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(In millions of yen, rounded down)

	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
	Amount	%	Amount	%	Amount	%
(Assets)						
CURRENT ASSETS	**123,663**	**63.4**	**114,941**	**57.9**	**126,966**	**64.3**
Cash and time deposits	46,863		33,086		39,106	
Notes and accounts receivable – trade	40,758		44,893		47,546	
Marketable securities	6,007		4,620		4,382	
Inventories	8,976		8,512		6,975	
Deferred tax assets – current	5,985		4,823		6,049	
Other current assets	15,968		20,304		23,758	
Allowance for doubtful receivables	(927)		(1,298)		(852)	
FIXED ASSETS	**71,279**	**36.6**	**83,433**	**42.1**	**70,458**	**35.7**
Property, plant and equipment	39,110	20.1	58,661	29.6	38,980	19.7
Buildings and structures	12,085		13,569		13,390	
Land	17,394		37,451		17,349	
Other	9,629		7,640		8,240	
Intangible Fixed Assets	2,720	1.4	3,112	1.6	2,952	1.5
Consolidated adjustments	98		-		181	
Other intangible fixed assets	2,621		3,112		2,770	
Investments and Other Assets	29,449	15.1	21,659	10.9	28,525	14.5
Investment in securities	12,791		11,626		12,586	
Deferred tax assets-non-current	3,915		4,570		3,755	
Deferred tax assets, land revaluation	8,520		-		8,520	
Other assets	5,042		6,501		4,443	
Allowance for doubtful receivables	(819)		(1,039)		(779)	
TOTAL ASSETS	**194,942**	**100.0**	**198,374**	**100.0**	**197,424**	**100.0**

(In millions of yen, rounded down)

	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
CURRENT LIABILITIES	**56,966**	**29.2**	**54,892**	**27.7**	**62,208**	**31.5**
Notes and accounts payable – trade	26,601		25,378		28,135	
Short-term bank loans	2,333		5,585		4,023	
Current maturities of long-term debt	5,000		5,000		5,000	
Accounts payable - other	12,902		11,009		14,913	
Accrued income taxes	4,729		2,827		4,956	
Other current liabilities	5,399		5,090		5,179	
FIXED LIABILITIES	**12,366**	**6.4**	**17,878**	**9.0**	**12,958**	**6.6**
Bonds	10,000		15,000		10,000	
Long-term debt	26		431		398	
Accrued retirement and severance benefits	669		864		743	
Officers' retirement allowance reserve	1,124		1,055		1,171	
Other fixed liabilities	545		527		644	
TOTAL LIABILITIES:	**69,332**	**35.6**	**72,770**	**36.7**	**75,166**	**38.1**
(Minority Interests)						
Minority interests	14,139	7.2	13,315	6.7	14,952	7.6
(Shareholders' Equity)						
Common stock	23,628	12.1	23,626	11.9	23,626	12.0
Capital surplus	22,961	11.8	22,959	11.6	22,959	11.6
Earned surplus	74,760	38.3	63,343	31.9	68,584	34.7
Difference on revaluation	(11,766)	(6.0)	-	-	(11,766)	(6.0)
Other valuation differences of securities	1,374	0.7	1,213	0.6	1,643	0.8
Foreign currency translation adjustment	582	0.3	1,145	0.6	2,320	1.2
Treasury stock	(69)	-	-	-	(62)	-
Total Shareholders' Equity	**111,470**	**57.2**	**112,288**	**56.6**	**107,304**	**54.3**
Total Liabilities, Minority Interests and Shareholders' Equity	**194,942**	**100.0**	**198,374**	**100.0**	**197,424**	**100.0**

(2) Consolidated Statements of Income

(In millions of yen, rounded down)

	Current Interim Period (April 1, 2002 to September 30, 2002)		Prior Interim Period (April 1, 2001 to September 30, 2001)		Prior Fiscal Year (April 1, 2001 to March 31, 2002)	
	Amount	%	Amount	%	Amount	%
Net Sales	**113,850**	**100.0**	**110,321**	**100.0**	**227,930**	**100.0**
Cost of Sales	**63,184**	**55.5**	**66,274**	**60.1**	**137,063**	**60.1**
Gross Profit	**50,666**	**44.5**	**44,046**	**39.9**	**90,866**	**39.9**
Selling, General and Administrative Expenses	**37,418**	**32.9**	**32,861**	**29.8**	**70,101**	**30.8**
Operating Income	**13,247**	**11.6**	**11,184**	**10.1**	**20,764**	**9.1**
Non-operating Income	**856**	**0.8**	**1,060**	**1.0**	**2,056**	**0.9**
Interest income	242		294		526	
Dividend received	87		-		-	
Rental income	157		178		336	
Investment income applied by the equity method	215		154		381	
Other	153		432		811	
Non-operating Expenses	**578**	**0.5**	**456**	**0.4**	**828**	**0.4**
Interest expense	202		356		623	
Loss on foreign currency exchange rate	281		-		-	
Other non-operating expenses	93		99		205	
Recurring Income	**13,525**	**11.9**	**11,789**	**10.7**	**21,992**	**9.6**

(In millions of yen, rounded down)

	Current interim period (April 1, 2002 to September 30, 2002)		Prior interim period (April 1, 2001 to September 30, 2001)		Prior fiscal year (April 1, 2001 to March 31, 2002)	
	Amount	%	Amount	%	Amount	%
Extraordinary Income	**338**	**0.3**	**380**	**0.3**	**1,982**	**0.9**
Gain on sale of fixed assets	129		251		566	
Gain on sale of investments in securities	126		109		109	
Gain on sale of equities of affiliated companies	—		—		533	
Gain on liquidation of affiliated companies	—		—		500	
Joint venture compensation	—		—		136	
Gain on transfer of insurance business	—		—		95	
Transfer from allowance for doubtful receivables	82		20		40	
Extraordinary Loss	**968**	**0.9**	**1,563**	**1.4**	**3,480**	**1.5**
Loss on sale of fixed assets	14		90		154	
Loss on disposal of fixed assets	882		609		1,127	
Extraordinary retirement payment	-		-		265	
Loss on capital investment in movie investment association	-		265		265	
Settlement money	-		-		260	
Loss on sale of investments in securities	2		-		35	
Loss on disposal of affiliated companies	-		52		80	
Loss on write-down of investments in securities	69		350		1,153	
Loss on write-down of investments in equities of affiliated companies	-		-		10	
Loss on write-down of guarantee money deposited	-		163		93	
Increase in allowance for doubtful receivables	-		31		33	
Net Income before Income Taxes	**12,895**	**11.3**	**10,606**	**9.6**	**20,493**	**9.0**
Corporate Income, Inhabitant and Enterprise Taxes	5,589	4.9	3,636	3.3	8,197	3.6
Tax Adjustments	(361)	(0.3)	1,016	0.9	647	0.3
Minority Interests	593	0.5	389	0.4	1,005	0.4
Net Income (Loss)	**7,074**	**6.2**	**5,564**	**5.0**	**10,643**	**4.7**

(3) Consolidated Statements of Retained Earnings

	Millions of Yen, Rounded Down		
	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
	Amount	Amount	Amount
(Capital Surplus)			
I. Consolidated Capital Surplus at the Beginning of the Period:	**22,959**	**22,959**	**22,959**
II. Increase in Consolidated Capital Surplus:	**1**	**-**	**-**
Increase in retained earnings by exercise of rights to subscribe for new shares	1	-	-
III. Consolidated Retained Earnings at the End of the Period	**22,961**	**22,959**	**22,959**
(Earned Surplus)			
I. Consolidated Earning Surplus at the Beginning of the Period	**68,584**	**58,706**	**58,706**
II. Increase in Earned Surplus:	**7,074**	**5,564**	**11,539**
Net income	7,074	5,564	10,643
Increase in earning surplus by a capital increase by allocation of shares of consolidated subsidiary to third party	-	-	895
III. Decrease in Earned Surplus:	**897**	**927**	**1,661**
Cash dividend	733	733	1,466
Bonus to officers	164	194	194
IV. Consolidated Earned Surplus at the End of the Period	**74,760**	**63,343**	**68,584**

(4) Consolidated Statement of Cash Flows

Millions of Yen, Rounded Down

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
I. Cash Flows from Operating Activities:			
Net income before tax adjustments	12,895	10,606	20,493
Depreciation	3,126	3,085	6,504
Amortization of consolidated reconciliation account	2	27	57
(Decrease) increase in allowance for doubtful receivables	219	(180)	(781)
(Decrease) increase in accrued bonus	-	(1,895)	(1,895)
(Decrease) increase in accrued retirement and severance benefits	(74)	(126)	(247)
(Decrease) increase in estimated liability for retirement gratuities to officers	(46)	(25)	91
Interest and dividend income	(329)	(378)	(595)
Interest expense	202	356	623
Foreign exchange gain (loss)	218	(18)	(184)
Gain (loss) on sale of marketable securities	-	(2)	(51)
Loss on disposal of fixed assets	882	609	1,127
Equity in earnings (loss) in non-consolidated subsidiaries and affiliated companies accounted for by the equity method	(215)	(154)	(381)
(Gain) loss on sale of fixed assets	(115)	(160)	(412)
(Gain) loss on sale of investments in securities	(124)	(109)	(607)
Loss on write-down of investments in securities	69	350	1,163
Decrease (increase) in notes and accounts receivable—trade	6,324	3,466	2,337
Decrease (increase) in inventories	(2,192)	(1,695)	372
Increase (decrease) in notes and accounts payable—trade	(1,218)	(2,918)	(1,732)
Increase (decrease) in consumption tax payable	85	(31)	(66)
Payment of bonus to officers	(200)	(230)	(230)
Other	(4,113)	6,312	6,756
Subtotal	**15,397**	**16,886**	**32,342**
Amount of interest and dividends received	328	382	698
Amount of interest paid	(203)	(390)	(646)
Amount of income and other taxes paid	(5,804)	(3,321)	(5,826)
Net cash provided by operating activities	**9,719**	**13,556**	**26,568**

	Millions of Yen, Rounded Down		
	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
II. Cash Flows from Investing Activities:			
Payments for deposit in time deposits	(539)	(164)	(3,820)
Proceeds from withdrawal from time deposits	1,056	1,982	5,552
Proceeds from sale of marketable securities	24	-	-
Payments for acquisition of property, plant and equipment	(4,218)	(2,986)	(5,977)
Proceeds from sale of property, plant and equipment	648	406	1,133
Payments for acquisition of investments in securities	(999)	(598)	(1,998)
Proceeds from sale of investments in securities	367	340	3,880
Payments for acquisition of shares in consolidated subsidiaries	(972)	(57)	(57)
Payments for furnishing loans receivable	(838)	(5,231)	(10,528)
Proceeds from collection of loans receivable	5,185	113	5,209
Other	(524)	(801)	(209)
Net cash provided by (used in) investing activities	**(810)**	**(6,996)**	**(6,815)**
III. Cash Flows from Financing Activities			
Net increase (decrease) in short-term loans payable	(1,222)	(7,803)	(7,608)
Proceeds from furnished long-term loans payable	-	1,000	1,000
Payments for repayment of long-term loans payable	(802)	(4,063)	(7,187)
Payments for redemption of bonds	-	-	(5,000)
Proceeds from issuing stocks	3	-	-
Proceeds from minority shareholders' subscription	-	-	1,692
Payments for acquisition of treasury stocks	(6)	-	-
Proceeds from sale of treasury stocks	-	98	96
Amount of cash dividends paid	(733)	(733)	(1,466)
Amount of cash dividends paid to minority shareholders	(231)	(196)	(287)
Net cash provided by (used in) financing activities	**(2,993)**	**(11,697)**	**(18,760)**
IV. Exchange Adjustment for Cash and Cash Equivalents	**(899)**	**205**	**1,303**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**5,016**	**(4,932)**	**2,295**
VI. Cash and Cash Equivalents at the Beginning of the Period	**45,005**	**41,136**	**41,136**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**-**	**173**	**1,573**
VIII. Cash and Cash Equivalents at the End of the Period	**50,021**	**36,378**	**45,005**

I. Important Information Constituting the Basis of Preparation of Interim Financial Statements

1. Information Concerning the Scope of Consolidation

(1) Consolidated subsidiaries:

A total of 27 subsidiaries are included in the scope of consolidation. Their names are not listed here, but are available in Section 1. "Information on the Bandai Group."

Unifive Co., Ltd. was merged by Banpresto Co., Ltd. and B.G. TOYS & ENTERTAIMENT GmbH was liquidated during the previous fiscal year so that these companies were removed from the scope of consolidation.

(2) Unconsolidated subsidiaries:

16 of the Company's subsidiaries, including Bandai Channel Co. Ltd., are excluded from the scope of consolidation because total assets, total sales and total net income (corresponding to equity therein), and total retained earnings (corresponding to equity therein) for each company would not have a material impact on the interim consolidated financial statements.

2. Information Concerning Application of the Equity Method

(1) Application of equity method:

2 affiliated companies are accounted for by the equity method: Happinet Corp. and Sotsu Agency Co., Ltd.

(2) Unconsolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 16 non-consolidated subsidiaries and the affiliated company K.K. Maxim Hokkaido because such treatment would have only an immaterial impact on the Group's consolidated net income and consolidated retained earnings and they are insignificant.

3. Information Concerning the Interim Period Ending Dates for Consolidated Subsidiaries

(1) Consolidated Subsidiaries with Interim Period End of September 30:

Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd.

(2) Consolidated subsidiaries with Interim Period End of August 31:

Sunrise Inc., Megahouse Corp., Banalex Corp., Bandai Visual Co., Ltd., Seika Co., Ltd., Yutaka Co., Ltd., Bandai Logipal Inc., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Banwave Co., Ltd.and Sunlink Co., Ltd.

(3) Consolidated subsidiaries with Interim Period End of July 31:

Artpresto Co., Ltd. and Bandai Automobile Co., Ltd.

(4) Consolidated subsidiaries with Interim Period End of June 30:

BANDAI AMERICA INC., BANDAI ENTERTAINMENT INC., BANDAI U.K. LTD., BANDAI ESPANA S.A., BANDAI (H.K.) CO., LTD., BANDAI INDUSTRIAL CO. LTD., BANDAI S.A., BANDAI PTE. LTD., BANPRESTO (H.K.) LTD. and BHK TRADING LTD.

Because the interim period end date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' interim period end dates and the consolidated interim period end date.

4. Information Concerning Accounting Policies

(1) Significant valuation basis and method of assets

(i) Marketable securities:

Bonds to be held to maturity:

Stated at amortized cost

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on interim period end dates. (Valuation differences are reflected directly in shareholders' equity and cost of sale is calculated through the moving average method).

Securities without market values:

- Stated at cost based on the moving average method.

(ii) Derivative trading:

Stated using market price method.

(iii) Inventories:

The Company and domestic consolidated subsidiaries:

Stated at cost under the gross average method.

Overseas consolidated subsidiaries:

Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Property, plant and equipment:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 2 to 50 years.

Overseas consolidated subsidiaries:
Generally the straight-line method, using estimated useful life of building and structures of 5 to 50 years.

(ii) Intangible fixed assets:
The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Significant Basis of Recognition for Provisions

(i) Allowance for doubtful receivables:
In order to be prepared for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated interim period in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:
The Company and domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the interim period.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at each consolidated interim period end, and resulting gains or losses are included in income.

Assets and liabilities of overseas subsidiaries are translated at spot exchange rates prevailing at each interim period end while revenues and expenses of the same are translated at the average rates for the period. The differences resulting from such translation are reported in "Minority Interests" and Foreign Currency Translation Adjustment," a separate component in Total Shareholders' Equity.

(5) Significant Accounting Policies for Lease Transactions:

The Company and consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions.

(6) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:
The Company used deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate, and special accounting treatment is used for interest swaps when appropriate.

(ii) Hedging instruments and hedged items:
Hedging instruments: forward exchange contracts.

Hedged items: liabilities as well as scheduled transactions denominated in foreign currencies, and interest on borrowings.

(iii) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates and interest rates involved in operational and financing activities.

(iv) Method of assessing the effectiveness of hedging:
The effectiveness of a hedging transaction is in principal determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof.

(7) Other Significant Information Concerning the Preparation of Interim Consolidated Financial Statements

(i) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

(ii) Treatment of reduction reserve through appropriation of earnings:
Taxes due and tax adjustments for the consolidated interim period are recorded at

amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the period.

5. **Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows**
   Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.

Ⅱ. Changes in Display Methods

(Interim consolidated P/L statements)

Dividends received

Dividends received, which had been displayed as part of "other" non-operating income in the interim consolidated P/L statements until the six-month period ended September 30, 2001, exceeded 10% of the total for non-operating income in the interim consolidated P/L statements. As such, a change has been made in that this amount will be listed in the category "Dividend received." The amount of dividends received included in "other" non-operating income in the interim consolidated P/L statement for the six-month period ended September 30, 2001 was 83 million yen.

Ⅲ. Additional Information

(Accounting for liquidation of treasury stock, legal reserves, etc.)

From the six-month term ended September 30, 2002, Bandai is applying the "Accounting Standard for Liquidation of Treasury Stock and Legal Reserves" (Corporate Accounting Standards No.1). This change will not affect profits and losses for the six-month term ended September 30, 2002.
As a result of revisions to the regulations relating to interim financial statements, etc., the "Shareholders' Equity" segment of the interim balance sheet was created based on the regulations relating to interim financial statements, etc., following the revisions.
Furthermore, data for the end of the prior interim consolidated period and for the end of the prior fiscal year are shown based on new categorizations after these revisions.

IV. Notes

Notes to Interim Consolidated Balance Sheets

	Millions of Yen, Rounded Down		
	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
1. Accumulated Depreciation of Property, Plant and Equipment	39,871	37,732	40,565
2. Assets/Liabilities Offered as Securities			
Assets			
Cash and time deposits	80*	80*	80*
Buildings and structures	326	358	407
Land	745	745	924
Total	1,152	1,183	1,412

* These amounts are offered as security upon acceptance of the guarantees of payments.

Secured liabilities			
Short-term bank loans	52	49	82
Long-term debt	-	52	173
Total	52	101	256
3. Guarantee Obligations and Quasi-Guarantee Acts			
Company Name			
Sunlink Co., Ltd.	-	545 (including 145*)	-
K.K. Maxim Hokkaido	160*	160*	160*
Total	160	705	160

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums).

4. Treatment of notes due at the end of the interim period and the end of the fiscal year.

For treatment of notes due at the end of the interim period and the end of the fiscal year, the settlement of notes have been processed as of the day of exchange. As each end of the prior interim period the prior fiscal year was a financial holiday, the two accounts below have been included in notes due.

Notes and accounts receivable - trade	-	600	546
Notes and accounts payable - trade	-	55	199

5. Repurchase Agreements

Repurchase agreements are included in "Other" in current assets and consequently the Company holds CP as pledged assets. The market values thereof at each end of the interim periods and the end of the prior fiscal year were as follows:

Book value	-	6,997	9,996
Market value	-	6,998	9,998

(Notes to Interim Consolidated Statements of Income)

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Major Components of Selling, General and Administrative Expenses			
Advertisement expense	10,473	8,903	20,410
Compensation to officers and employee salaries and benefits	8,022	6,859	14,176
Increase in allowance for accrued retirement and severance benefits	285	228	394
Increase in allowance for officers' retirement allowance reserve	128	65	224
Research and development expense	6,772	6,288	14,310
Increase in allowance for doubtful receivables	466	245	397

(Notes to Interim Consolidated Statement of Cash Flows)

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Relationship between cash and cash equivalents at the end of the interim period and the amounts of accounts on the interim consolidated balance sheet			
Cash and time deposits	46,893	33,086	39,106
Marketable securities	6,007	4,620	4,382
Total	52,901	37,707	43,489
Time deposits with maturities exceeding three months	(2,869)	(3,307)	(3,458)
Current maturities of bonds to be held to maturity	(9)	(21)	(24)
Repurchase agreements ("Other current assets")	-	1,999	4,999
Cash and cash equivalents	50,021	36,378	45,005

① Information by Segment

1. Information by Business Area

(In millions of yen, rounded down)

	Current Interim Period April 1, 2002 to September 30, 2002					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(I) Net Sales:						
Net sales						
(1) Sales to outside customers	98,188	12,816	2,845	113,850	-	113,850
(2) Inter-segment sales or transfers	101	353	3,619	4,074	(4,074)	-
Total	98,289	13,170	6,465	117,924	(4,074)	113,850
Operating expenses	87,863	10,096	6,091	104,050	(3,448)	100,602
Operating income	10,426	3,074	373	13,873	(626)	13,247

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2001 to September 30, 2001					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(I) Net Sales:						
Net sales						
(1) Sales to outside customers	93,232	13,879	3,209	110,321	-	110,321
(2) Inter-segment sales or transfers	257	204	3,229	3,691	(3,691)	-
Total	93,490	14,083	6,438	114,012	(3,691)	110,321
Operating expenses	84,792	11,264	6,313	102,370	(3,234)	99,136
Operating income	8,697	2,818	125	11,641	(456)	11,184

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2001 to March 31, 2002					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(I) Net Sales:						
Net sales						
(1) Sales to outside customers	193,264	28,162	6,503	227,930	-	227,930
(2) Inter-segment sales or transfers	510	411	6,317	7,239	(7,239)	-
Total	193,774	28,574	12,820	235,169	(7,239)	227,930
Operating expenses	176,827	23,818	12,663	213,309	(6,143)	207,165
Operating income	16,946	4,756	157	21,860	(1,095)	20,764

Notes: 1 The "business area" classification is in accordance with the classification adopted for internal management purposes.

2 Main products of each business area

(1) Toys and amusement area: toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prize items, operation of amusement facilities, network content, etc.

(2) Media area: visual software, animation, etc.

(3) Other areas: transportation and warehousing of products, maintenance and sale of automobiles, leasing, real estate management, printing, etc.

3 Of operating expenses, the unallocatable amounts included in "elimination or all group" were 788 million yen for the current interim period, 700 million yen for the prior interim period and 1.428 billion yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

2. Information by Place-of-Business Segment

(In millions of yen, rounded down)

	Current Interim Period April 1, 2002 to September 30, 2002						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales:							
Net sales							
(1) Sales to outside customers	95,672	12,244	4,892	1,040	113,850	-	113,850
(2) Inter-segment sales or transfers	1,748	326	-	10,275	12,349	(12,349)	-
Total	97,420	12,570	4,892	11,316	126,200	(12,349)	113,850
Operating expenses	85,605	11,508	4,182	10,940	112,237	(11,635)	100,602
Operating income	11,815	1,061	710	375	13,962	(714)	13,247

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2001 to September 30, 2001						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales:							
Net sales							
(1) Sales to outside customers	91,835	12,928	5,008	549	110,321	-	110,321
(2) Inter-segment sales or transfers	1,470	206	-	8,421	10,098	(10,098)	-
Total	93,306	13,134	5,008	8,970	120,419	(10,098)	110,321
Operating expenses	83,481	12,056	4,376	8,720	108,635	(9,498)	99,136
Operating income	9,824	1,077	632	249	11,784	(599)	11,184

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2001 to March 31, 2002						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales:							
Net sales							
(3) Sales to outside customers	187,271	27,549	12,084	1,024	227,930	-	227,930
(4) Inter-segment sales or transfers	3,560	792	-	18,983	23,336	(23,336)	-
Total	190,831	28,341	12,084	20,008	251,266	(23,336)	227,930
Operating expenses	174,159	26,148	10,134	19,300	229,742	(22,577)	207,165
Operating income	16,672	2,193	1,949	708	21,523	(758)	20,764

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand

2. Of operating expenses, the unallocatable amounts included in "elimination or all group" were 788 million yen for the current interim period, 700 million yen for the prior interim period and 1.428 billion yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. Foreign Sales

(In millions of yen, rounded down)

	Current Interim Period April 1, 2002 to September 30, 2002			
	America	Europe	Asia	Total
(I) Net Foreign Sales:	12,814	5,119	2,914	20,848
(II) Net Consolidated Sales:	-	-	-	113,850
(III) Ratio of net foreign sales to net consolidated sales:	11.2%	4.5%	2.6%	18.3%

(In millions of yen, rounded down)

	Prior Interim Period April 1, 2001 to September 30, 2001			
	America	Europe	Asia	Total
(I) Net Foreign Sales:	13,092	5,063	3,487	21,644
(II) Net Consolidated Sales:	-	-	-	110,321
(III) Ratio of net foreign sales to net consolidated sales:	11.9%	4.6%	3.2%	19.6%

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2001 to March 31, 2002			
	America	Europe	Asia	Total
(I) Net Foreign Sales:	28,074	12,198	6,802	47,076
(II) Net Consolidated Sales:	-	-	-	227,930
(III) Ratio of net foreign sales to net consolidated sales:	12.3%	5.4%	3.0%	20.7%

Notes: 1. Net foreign sales are defined as total net sales by the Company and its consolidated subsidiaries in countries and areas other than Japan.

2. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand, South Korea, Australia

② Notes Related to Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees.

(i) Amounts corresponding to acquisition cost, accumulated depreciation and interim period (year)-end balance of leased property

(In millions of yen, rounded down)

Current Interim Period (ended September 30, 2002)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Amount corresponding to acquisition cost	283	17	488	790
Amount corresponding to accumulated depreciation	168	7	309	484
Amount equivalent to interim period-end balance	115	10	179	305

Prior Interim Period (ended September 30, 2001)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Amount corresponding to acquisition cost	199	-	523	722
Amount corresponding to accumulated depreciation	88	-	280	369
Amount equivalent to interim period-end balance	110	-	242	353

Prior Fiscal Year (ended March 31, 2002)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Amount corresponding to acquisition cost	325	13	455	794
Amount corresponding to accumulated depreciation	197	8	264	470
Amount equivalent to year-end balance	127	5	190	323

Note: Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the interim period (fiscal year) is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of the interim period (fiscal year).

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Payable within one year	150	138	147
Payable after one year	154	214	176
Total	305	353	323

Note: Amounts corresponding to the balance of unaccrued lease rent at the end of the interim period (year) are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the interim period (year) is small.

(iii) Lease rent paid and the amount corresponding to depreciation

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Lease rent paid	85	73	161
Amount corresponding to depreciation	85	73	161

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

(2) Operating lease transactions.

Unaccrued lease rent

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Payable within one year	262	288	244
Payable after one year	755	376	235
Total	1,018	665	479

2. Lessor Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees.

(i) Acquisition cost, accumulated depreciation and interim period (year)-end balance of leased property included in fixed assets

Current Interim Period (ended September 30, 2002) (In millions of yen, rounded down)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	791	47	64	903
Accumulated depreciation	172	14	12	200
Interim period-end balance	618	32	52	703

Prior Interim Period (ended September 30, 2001)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	743	69	24	837
Accumulated depreciation	337	33	19	390
Interim period-end balance	405	35	5	446

Prior Fiscal Year (ended March 31, 2002)

	Property, plant and equipment		Intangible fixed assets	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	551	77	36	665
Accumulated depreciation	107	36	7	151
Year-end balance	444	41	28	514

(ii) Amount corresponding to the balance of unearned lease rent at the end of the interim period (fiscal year).

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Payable within one year	203	158	148
Payable after one year	588	366	449
Total	792	524	598

(Note) Amount corresponding to the balance of unearned lease rent at the end of the interim period (year) is calculated inclusive of assumed interest income because the ratio of the total balance of unearned lease rent and the total estimated remaining values to the total balance of trade receivables at the end of the interim period (year) is small.

(iii) Lease rent received and depreciation

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Lease rent received	93	106	100
Depreciation	83	89	81

(2) Operating lease transactions

Unearned lease rent

(In millions of yen, rounded down)

	Current interim period April 1, 2002 to September 30, 2002	Prior interim period April 1, 2001 to September 30, 2001	Prior fiscal year April 1, 2001 to March 31, 2002
Payable within one year	1	18	12
Payable after one year	-	17	12
Total	1	36	25

③ Marketable Securities

1. Bonds Held to Maturity with Market Values

(In millions of yen, rounded down)

	Current interim period As of September 30, 2002			Prior interim period As of September 30, 2001			Prior fiscal year As of March 31, 2002		
	Balance Sheet	Market Value	Difference	Balance Sheet	Market Value	Difference	Balance Sheet	Market Value	Difference
Government and Local Government Bonds, etc........	9	9	-	9	9	-	9	9	-
Corporate Bonds	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Total	9	9	-	9	9	-	9	9	-

2. Other Securities with Market Values

(In millions of yen, rounded down)

	Current interim period As of September 30, 2002			Prior interim period As of September 30, 2001			Prior fiscal year As of March 31, 2002		
	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference
Stocks............................	3,003	5,784	2,780	3,108	5,689	2,580	2,866	6,131	3,265
Bonds	300	272	(27)	301	299	(1)	300	259	(40)
Government and Local Government Bonds, etc	-	-	-	-	-	-	-	-	-
Corporate Bonds	300	272	(27)	301	299	(1)	300	259	(40)
Other	-	-	-	-	-	-	-	-	-
Other..............................	219	204	(14)	537	520	(16)	217	215	(1)
Total	3,523	6,262	2,738	3,946	6,509	2,562	3,384	6,606	3,222

Note: Stocks and other securities with market values included in Other Securities were recognized 48 million yen for the current interim period, 33 million yen for the prior interim period and 676 million yen for the prior fiscal year as impairment losses. These were:

Stocks whose market value fell 50% or more: all stocks

Stocks whose market value fell between 30 and 50%(not inclusive): stocks for which no recovery is expected

3. Principal Securities Not Valued at Market Value (Excluding Bonds Held to Maturity with Market Values)

(In millions of yen, rounded down)

Current Interim Period (ended September 30, 2002)

	See Balance Sheet
(1) Bonds Held to Maturity	37
Unlisted bonds	37
(2) Other securities	6,616
Unlisted stocks (excluding OTC stocks)	609
Unlisted bonds	9
Medium-term Government Bond Fund	72
MMF	5,925
CP	-
(3) Subsidiaries' and affiliates' stocks	2,708
Unlisted stocks	2,708

Prior Interim Period (ended September 30, 2001)

	See Balance Sheet
(1) Bonds Held to Maturity	21
Unlisted bonds	21
(2) Other securities	5,273
Unlisted stocks (excluding OTC stocks)	665
Unlisted bonds	9
Medium-term Government Bond Fund	1,148
MMF	3,450
CP	-
(3) Subsidiaries' and affiliates' stocks	1,448
Unlisted stocks	1,448

Prior Fiscal Year (ended March 31, 2002)

	See Balance Sheet
(1) Bonds Held to Maturity	24
Unlisted bonds	24
(2) Other securities	5,005
Unlisted stocks (excluding OTC stocks)	642
Unlisted bonds	5
Medium-term Government Bond Fund	1,019
MMF	2,339
CP	999
(3) Subsidiaries' and affiliates' stocks	2,013
Unlisted stocks	2,013

④ Derivative Transactions

1. Derivative Transactions

(In millions of yen, rounded down)

Type	Transaction	Current Interim Period (ended September 30, 2002)			Prior Interim Period (ended September 30, 2001)			Prior fiscal year (ended March 31, 2002)		
		Amount	Market Value	Valuation Difference	Amount	Market Value	Valuation Difference	Amount	Market Value	Valuation Difference
Currency	Exchange contracts	-	-	-	719	715	(4)	-	-	-
	Options	-	-	-	606	(5)	(5)	-	-	-
Interest rate	Caps	700	-	-	700	-	(8)	700	-	(8)
Total		-	-	-	-	-	(18)	-	-	(8)

Notes: Items for which hedge accounting applies are excluded from disclosure.

V. Production, Orders Received and Net Sales

1. Production

Production by business area segment during the current interim period is as follows:

(In millions of yen, rounded down)

	Amount	Change from prior interim period
Toys and amusement area	6,001	(30.8)%
Media area	5,962	(16.6)%
Other areas	-	-
Total	11,963	(24.4)%

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included in the above amounts.
3. The above amounts were obtained after elimination of inter-business area transactions.

2. Orders Received

Orders received by business area segment during the current interim period are as follows:

(In millions of yen, rounded down)

	Orders Received	Change from prior interim period	Order Backlog	Change from prior interim period
Toys and amusement area	621	126.0%	23	(12.9)%
Media area	3,498	21.3%	2,878	65.8%
Other areas	-	-	-	-
Total	4,119	30.4%	2,901	64.7%

Note: The above amounts were obtained after elimination of inter-business area transactions.

3. Net Sales

Net sales by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Amount	Change from prior interim period
Toys and amusement area	98,289	5.1%
Media area	13,170	(6.5)%
Other areas	6,465	0.4%
Elimination	(4,074)	(10.4)%
Total	113,850	3.2%

Note: Net sales by principal customer and the ratio thereof to total net sales are as follows:

(In millions of yen, rounded down)

Customer	Current interim period		Prior interim period	
	Amount	Percent total	Amount	Percent total
Happinet Corp.	-	-	18,282	16.6%
Happinet JP Corp.	15,048	13.2%	-	-

Note: Happinet Corp. partitioned its toys business division and transferred it to Happinet JP Corp. which is a 100 percent subsidiary of the company as of October 1, 2001.
In addition, the ratio of the net sales to Happinet Corp. on the total sales results for the current interim period is recorded less than 10%.

Bandai

Interim Non-Consolidated Results
Financial Summary

(April 1, 2002 to September 30, 2002)

BAN DAI

November 7, 2002

Financial Statements (Non-Consolidated)

For the interim period ended September 30, 2002

BANDAI CO., LTD.

Stock Exchange:	Tokyo Stock Exchange (TSE)
Head office:	Tokyo, Japan
Stock Code: 7967	
(URL http://www.bandai.co.jp)	
Representative:	Takeo Takasu President and Chief Operating Officer
Person to contact:	Yusuke Fukuda General Manager, President's Office TEL:03-3847-5005
Date of Meeting of the Board of Directors:	November 7, 2002
Interim dividends:	Yes
Date of interim dividends payment:	December 11, 2002
Adoption of unit-of-share:	Yes (One unit:100 shares)

All data in millions of yen, rounded down, except dividends, per-share amounts and percents.

1. Business Results for the Interim Period Ended September 30, 2002

(1) Non-Consolidated Operating Results

(In millions of yen, rounded down-except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2002	61,803	7.5%	5,708	26.9%	6,362	24.9%
Interim Period Ended September 30, 2001	57,493	(2.6)%	4,498	(4.7)%	5,093	2.6%
Fiscal Year Ended March 31, 2002	118,412		7,562		8,636	

	Net Income		Net Income Per Share
Interim Period Ended September 30, 2002	3,531	44.4%	72.21 yen
Interim Period Ended September 30, 2001	2,444	(51.1)%	49.99 yen
Fiscal Year Ended March 31, 2002	4,303		87.99 yen

Notes: 1) Average number of outstanding shares during the fiscal period:

Interim period ended September 30, 2002:	48,904,287 shares
Interim period ended September 30, 2001:	48,902,703 shares
Fiscal year ended March 31, 2002:	48,910,159 shares

2) Changes in accounting procedure: none

3) All percents represent changes compared with the prior interim period ended September 30, 2001.

(2) State of Dividends

	Interim Dividend Per Share	Annual Dividend Per Share
Interim Period Ended September 30, 2002	15.00 yen	-
Interim Period Ended September 30, 2001	15.00 yen	-
Fiscal Year Ended March 31, 2002	-	30.00 yen

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down-except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Interim Period Ended September 30, 2002	132,825	90,370	68.0%	1,847.92
Interim Period Ended September 30, 2001	142,552	98,241	68.9%	2,008.13
Fiscal Year Ended March 31, 2002	130,018	87,788	67.5%	1,795.09

Notes: 1) Total number of issued shares at the end of the fiscal period:
Interim period ended September 30, 2002: 48,904,249 shares
Interim period ended September 30, 2001: 48,921,856 shares
Fiscal year ended March 31, 2002: 48,904,854 shares

2) Total number of treasury stocks at the end of the fiscal period:
Interim period ended September 30, 2002: 18,633 shares
Interim period ended September 30, 2001: 26 shares
Fiscal year ended March 31, 2002: 17,028 shares

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003)

(In millions of yen, rounded down-except where noted)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2003	120,000	10,800	6,000

	Year-End Dividend Per Share	Annual Dividend Per Share
Fiscal Year Ending March 31, 2003	15.00 yen	-
	-	30.00 yen

Reference: Projected net income per share for fiscal year 2002 (Fiscal year ending March 31, 2003): 122.69 yen

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they are publicized, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments and market trends.

I. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheet

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
(Assets)	Amount	%	Amount	%	Amount	%
CURRENT ASSETS:						
Cash and time deposits	20,424		13,175		8,619	
Notes receivable – trade	3,519		3,897		2,865	
Accounts receivable – trade	19,984		19,553		22,252	
Marketable securities	2,002		2,000		2,001	
Inventories	2,482		2,656		1,991	
Short-term loans receivable	1,555		7,627		11,431	
Deferred tax assets – current	1,761		1,509		1,539	
Other current assets	4,766		5,275		5,098	
Allowance for doubtful receivables	(392)		(149)		(122)	
Total Current Assets:	**56,104**	**42.2**	**55,546**	**39.0**	**55,677**	**42.8**
FIXED ASSETS:						
Property, plant and equipment	24,056	18.1	43,699	30.6	23,166	17.8
Buildings and structures	5,451		6,038		5,726	
Tools, furniture and fixtures	3,723		3,340		3,454	
Land	13,146		33,541		13,146	
Other properties	1,734		779		838	
Intangible fixed assets	1,069	0.8	1,437	1.0	1,220	1.0
Investments and other assets	51,595	38.9	41,868	29.4	49,954	38.4
Investment in securities	4,571		4,186		4,504	
Investment in affiliated companies	32,248		31,482		31,372	
Deferred tax assets	4,805		4,960		4,355	
Deferred tax assets by revaluation	8,628		-		8,628	
Other investments	2,594		1,477		2,102	
Allowance for investment losses	(824)		-		(600)	
Allowance for doubtful receivables	(427)		(239)		(408)	
Total Fixed Assets:	**76,721**	**57.8**	**87,005**	**61.0**	**74,340**	**57.2**
TOTAL ASSETS	**132,825**	**100.0**	**142,552**	**100.0**	**130,018**	**100.0**

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
CURRENT LIABILITIES:						
Notes payable – trade	2,937		7,257		4,708	
Accounts payable– trade	12,701		9,429		12,467	
Current maturities of long-term debt	5,000		5,000		5,000	
Accounts payable – other	5,378		3,556		5,101	
Accrued income taxes	2,646		594		1,472	
Accrued consumption taxes	315		186		165	
Other current liabilities	2,173		1,924		1,986	
Total Current Liabilities:	**31,152**	**23.5**	**27,949**	**19.6**	**30,902**	**23.8**
FIXED LIABILITIES:						
Bonds	11,000		15,000		10,000	
Accrued retirement and severance benefits	161		297		214	
Officers' retirement allowance reserve	493		444		485	
Other fixed liabilities	647		618		627	
Total Fixed Liabilities:	**11,302**	**8.5**	**16,361**	**11.5**	**11,327**	**8.7**
TOTAL LIABLITIES:	**42,455**	**32.0**	**44,310**	**31.1**	**42,229**	**32.5**
(Shareholders' Equity)						
Common stock	23,628	17.8	23,626	16.6	23,626	18.2
Capital surplus	22,961	17.3	22,959	16.1	22,959	17.6
Retained earnings appropriated for legal reserve	22,961		22,959		22,959	
Earned surplus	54,843	41.3	50,988	35.8	52,113	40.1
Earned surplus reserves	1,645		1,645		1,645	
Voluntary reserves	48,921		46,034		46,034	
Unappropriated retained earnings at the end of the period	4,276		3,308		4,433	
Difference on revaluation of land	(11,915)	(9.0)	-	-	(11,915)	(9.2)
Other valuation differences of securities	923	0.7	667	0.4	1,067	0.8
Treasury stock	(69)	(0.1)	-	-	(62)	-
Total Shareholders' Equity	**90,370**	**68.0**	**98,241**	**68.9**	**87,788**	**67.5**
Total Liabilities and Shareholders' Equity	**132,825**	**100.0**	**142,552**	**100.0**	**130,018**	**100.0**

(2) Non-Consolidated Statement of Income

Millions of Yen
Rounded Down, Except Where Noted

	Interim Period April 1, 2002 to September 30, 2002		Interim Period April 1, 2001 to September 30, 2001		Fiscal Year April 1, 2001 to March, 31, 2002	
	Amount	%	Amount	%	Amount	%
Net Sales	**61,803**	**100.0**	**57,493**	**100.0**	**118,412**	**100.0**
Cost of Sales	36,476	59.0	36,928	64.2	76,157	64.3
Gross Profit	**25,327**	**41.0**	**20,564**	**35.8**	**42,255**	**35.7**
Selling, General and Administrative Expenses	19,619	31.8	16,066	28.0	34,693	29.3
Operating Income	**5,708**	**9.2**	**4,498**	**7.8**	**7,562**	**6.4**
Non-Operating Income	1,089	1.8	966	1.7	1,773	1.5
Non-Operating Expenses	434	0.7	371	0.6	699	0.6
Recurring Income	**6,362**	**10.3**	**5,093**	**8.9**	**8,636**	**7.3**
Extraordinary Income	120	0.2	14	-	983	0.8
Extraordinary Loss	709	1.2	1,150	2.0	2,517	2.1
Net Income before Taxes	5,773	9.3	3,957	6.9	7,101	6.0
Corporate Income, Inhabitant, and Enterprise Taxes	2,810	4.5	761	1.3	1,761	1.5
Tax Adjustments	(567)	(0.9)	751	1.3	1,037	0.9
Net Income	**3,531**	**5.7**	**2,444**	**4.3**	**4,303**	**3.6**
Profit or Loss Brought Forward	744		863		863	
Interim Cash Dividend	-		-		733	
Unappropriated Retained Earnings at the End of the Period	4,276		3,308		4,433	

I. Information Concerning Accounting Policies

(1) Valuation Basis and Methods for Assets:

(i) Marketable securities:

Bonds to be held to maturity:

Stated at amortized cost (straight-line method).

Shares of subsidiaries and affiliated companies:

Stated at cost based under the moving average method.

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.).

Securities without market values:

- Stated at cost under the moving average method.

(ii) Inventories:

Stated at cost under the gross average method.

(2) Depreciation Methods for Fixed Assets:

(i) Property, plant and equipment:

Declining balance method is used. Useful life of buildings and structures is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(ii) Intangible fixed assets:

Straight-line method is used. Useful life of software used internally is 5 years.

(3) Basis for Provisions:

(i) Allowance for doubtful receivables:

Ordinary receivables:

Historical credit loss ratios are used.

Risky receivables and receivables from companies under bankruptcy or reorganization processes:

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection.

(ii) Allowance for investment losses:

To prepare for losses arising from declines in real prices of associated companies' shares not subject to shrinkage loss treatment, an amount is recorded according to the standards fixed by the Company, by taking into consideration operating performances and assets of the associated companies.

(iii) Accrued retirement and severance benefits:

To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the interim period in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

(iv) Officers' retirement allowance reserve:

Amounts payable are recorded in accordance with internal rules if all directors and corporate auditors would have retired at the end of the interim period.

(4) Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at interim period end, and resulting gains or losses are included in income.

(5) Accounting Policies for Lease Transactions:

Finance lease transactions other than those in which it is accepted that ownership of leased property is transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary (operating) lease transactions.

(6) Other Significant Information Concerning the Preparation of Interim Non-Consolidated Financial Statements

(i) Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

Unpaid consumption taxes and consumption taxes received, upon setoff, are recorded as accrued consumption taxes under current liabilities.

(ii) Treatment of reduction reserve through appropriation of earnings:

Taxes due and tax adjustments for the current interim period are recorded at amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the fiscal year.

Ⅱ. Additional Information

(Accounting for liquidation of treasury stock, legal reserves, etc.)

From the six-month term ended September 30, 2002, Bandai is applying the "Accounting Standard for Liquidation of Treasury Stock and Legal Reserves" (Corporate Accounting Standards No.1). This change will not affect profits and losses for the six-month term ended September 30, 2002.
As a result of revisions to the regulations relating to interim financial statements, etc., the "Shareholders' Equity" segment of the interim balance sheet was created based on the regulations relating to interim financial statements, etc., following the revisions.
Furthermore, data for the end of the prior interim period and for the end of the prior fiscal year are shown based on new categorizations after these revisions.

Ⅲ.Notes

(Notes to Interim Balance Sheet)

Millions of Yen
Rounded Down, Except Where Noted

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
1. Accumulated Depreciation of Property, Plant and Equipment	21,075	19,528	20,488
2. Assets Offered as Securities Cash and Time Deposits	80	80	80
(Collateral for payment guarantees)			
3 Guaranteed Obligations and Quasi-Guarantee Acts			
Obligations of the companies below are guaranteed			
Company Name			
BANDAI INDUSTRIAL CO., LTD.	406	402	366
BANDAI ESPANA S.A.	-	4	8
Sunlink Co., Ltd.	-	545 (including 145*)	-
BANDAI AMERICA INC.	-	227	-
Total	406	1,180	375

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums).

4. Notes maturing at the end of the interim period and the end of the fiscal year
   For the treatment of notes maturing at the end of the interim period and the end of the fiscal year, the settlement of notes held have been processed as of the day of exchange. As each of the ends of the prior interim period and the prior consolidated fiscal year was a banking holiday, the notes then maturing were included in the following items:

(In millions of yen)

Notes Receivable	-	338	281
Notes Payable	-	39	194

5. Repurchase Agreements
   Repurchase agreements are included in "Other" under current assets and consequently CP is held as assets pledged as security. The market value thereof at each end of the interim periods and the end of the prior fiscal year were as follows:

(In millions of yen)

Book value	-	6,997	9,996
Market value	-	6,998	9,998

6. Increase/decrease in the number of issued shares during current interim period
   (Increase)

Type of issue:	Exercise of rights to subscribe for new shares (stock option)
Date of issue:	September 25, 2002
Number of issued shares:	1,000 shares
Issue prices:	3,724,000 yen
Capitalization of the amount:	1,862,000 yen

BANDAI

(Notes to Interim Statement of Income)

	Interim Period April 1, 2002 to September 30, 2002	Interim Period April 1, 2001 to September 30, 2001	Fiscal Year April 1, 2001 to March 31, 2002
	Millions of Yen *Rounded Down, Except Where Noted*		
1. Major components of Non-Operating Income			
Interest income	20	17	32
Dividend income	654	531	891
Rental income	310	352	686
2. Major components of Non-Operating Expenses			
Bond interest	174	225	431
Leased asset expense	107	124	190
3. Major components of Extraordinary Income			
Gain on sale of fixed assets	-	-	68
Gain on sale of affiliated company stock	-	-	746
Gain on sale of investment in securities	114	-	-
Reversal of reserve for loss on liquidation of affiliated companies	-	-	163
Reversal of allowance for doubtful receivables	6	14	5
4. Major components of Extraordinary Loss			
Loss on retirement of fixed assets	475	557	666
Loss on capital investment in movie investment association	-	265	265
Settlement money	-	-	19
Loss on sale of investment in securities	-	-	35
Loss on liquidation of affiliated companies	-	52	52
Loss on valuation of investment in securities	8	264	825
Loss on valuation of guarantee money deposited	-	12	27
Transfer to allowance for investment losses	224	-	600
Transfer to allowance for doubtful receivables	-	-	26
5. Depreciation			
Property, plant and equipment	1,228	1,159	2,760
Intangible fixed assets	171	163	333

(Notes Related to Lease Transactions)

①. Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which it is accepted that title to leased property are transferred to lessees.

(i) Amounts corresponding to acquisition cost, accumulated depreciation and each interim period (fiscal year)-end balance of leased property

Current Interim Period (Ended September 30, 2002)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	380	-	340	721
Accumulated depreciation	206	-	127	333
Balance	174	-	213	388

Prior Interim Period (Ended September 30, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	528	63	235	826
Accumulated depreciation	236	58	156	451
Balance	291	4	79	375

Prior Fiscal Year (Ended March 31, 2002)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	464	56	315	836
Accumulated depreciation	247	56	208	511
Balance	217	-	107	325

(Note) Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of property, plant and equipment at the end of the interim period (fiscal year) is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of interim period (fiscal year)

	Current interim period (ended September 30, 2002)	Prior interim period (ended September 30, 2001)	Prior fiscal year (ended March 31, 2002)
Payable within one year	146	146	132
Payable after one year	241	229	192
Total	388	375	325

(Note) Amounts corresponding to the balance of unaccrued lease rent at the end of the interim period (fiscal year) are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the interim period (fiscal year) is small.

(iii) Lease rent paid and the amount corresponding to depreciation

	Millions of Yen		
	Current interim period (ended September 30, 2002)	Prior interim period (ended September 30, 2001)	Prior fiscal year (ended March 31, 2002)
Lease rent paid	79	84	160
Amount corresponding to depreciation	79	84	160

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

2. Lessor Side

(1) Operating lease transactions

(i) Unaccrued lease rent

	Millions of Yen		
	Current interim period (ended September 30, 2002)	Prior interim period (ended September 30, 2001)	Prior fiscal year (ended March 31, 2002)
Payable within one year	125	125	125
Payable after one year	1,321	1,447	1,384
Total	1,447	1,573	1,510

②. Marketable Securities

Securities (excluding those shares of subsidiaries and affiliated companies having market values) for the current period are described in the notes to the consolidated financial statements.

Shares of Subsidiaries and Affiliated Companies Having Market Values

Millions of Yen (*Rounded Down*)

	Current Interim Period (ended September 30, 2002)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,149	17,153	14,004
Shares in affiliated companies	1,223	2,563	1,339
Total	4,373	19,717	15,344

Millions of Yen (*Rounded Down*)

	Prior Interim Period (ended September 30, 2001)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	2,084	6,608	4,524
Shares in affiliated companies	1,223	2,767	1,543
Total	3,308	9,375	6,067

Millions of Yen (*Rounded Down*)

	Prior Fiscal Year (ended March 31, 2002)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,149	18,719	15,570
Shares in affiliated companies	1,223	3,294	2,070
Total	4,373	22,013	17,640